Exhibit No. 4

                                   September 24, 1997

The Board of Directors
Mitchell Bancorp, Inc.
210 Oak Avenue
Spruce Pine, NC  28777

Gentlemen:

    I am in receipt of your 1997 annual report and your proxy statement.

    Your financial statement shows a capital ratio, as of June 30, 1997, of an astounding, whopping 43.4% - which is about 36% more capital than is required to operate efficiently. This is after you completed a stock re-purchase.

    A special dividend now of at least $7.00 per share is dictated by the facts. You have been public for over a year now, so such special dividend is permissible. You recognize the company's onerous capital level in your introduction to the financial statement, letter to shareholders. The market recognizes the inefficiency of the company by having the stock languish at $16 or 17, while other similar stocks are selling for much more.

    While you profess to being committed to enhancing shareholder value, your failure to declare such a special dividend is inconsistent with your professed aim.

    The declaration of a $7.00 per share special dividend would still keep the stock at over $10.00 per share and, thus, would be a good first step at enhancing shareholder value. The paltry ROE would improve, from 3.6% currently, to about 5.7% based on a decline in the capital ratio from 43.4% to about 26%.

    Unless management declares such a dividend I will not vote my shares for management.

    I look forward to an immediate announcement by the company.

                                       Very truly yours,

                                       Jerome H. Davis
                                            (signature)
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